UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Square, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0000001 per share

(Title of Class of Securities)

852234103

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 852234103	13G	Page 2 of 7 Pages

	1. Names of Reporting Persons.
	Visa Inc. EIN #26-0267673
	2. Check the Appropriate Box if a Member of a Group
	(a) ☐ (b) ☐
	3. SEC Use Only
	4. Citizenship or Place of Organization
	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	3,520,210
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	3,520,210
	9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,520,210
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
	11. Percent of Class Represented by Amount in Row (9) 9.99%
	12. Type of Reporting Person CO

CUSIP No. 852234103	13G	Page 3 of 7 Pages

	1. Names of Reporting Persons.
	Visa International Service Association EIN #94-2268209
	2. Check the Appropriate Box if a Member of a Group
	(a) ☐ (b) ☐
	3. SEC Use Only
	4. Citizenship or Place of Organization
	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	3,520,210
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	3,520,210
	9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,520,210
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
	11. Percent of Class Represented by Amount in Row (9) 9.99%
	12. Type of Reporting Person CO

CUSIP No. 852234103	13G	Page 4 of 7 Pages

ITEM 1.

(a)	Name of Issuer:

Square, Inc. (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices:

1455 Market Street, Suite 600
San Francisco, California 94103.

ITEM 2.

(a)	Name of Person Filing:

Visa Inc. (“Visa”).
Visa International Service Association (“Visa International”).

Visa International is a wholly-owned subsidiary of Visa and the direct owner and record holder of the reported securities. Visa is an indirect beneficial owner of the reported securities.

(b)	Address of Principal Business Office, or if None, Residence:

For each of Visa and Visa International: P.O. Box 8999, San Francisco, California 94128.

(c)	Citizenship:

For each of Visa and Visa International: Delaware.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0000001 per share (the “Class A Common Stock”).

   (e) CUSIP Number:

852234103.

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP No. 852234103	13G	Page 5 of 7 Pages

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Visa International is the direct owner and record holder of 4,194,230 shares of Class B Common Stock, par value $0.0000001 per share, of Square, Inc. (the “Class B Common Stock”), which are subject to an agreement between Visa International and the Company limiting Visa’s ability to convert the Class B Common Stock into Class A Common Stock. As such, only 3,520,210 of the Class B Common Shares held by Visa International can be converted into 3,520,210 shares of Class A Common Stock at any time. Visa is the sole shareholder of Visa International and may be deemed to have beneficial ownership of the Class B Common Stock owned by Visa International.

(b)	Percent of class:

See Item 11 on pages 2 and 3.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Item 5 on pages 2 and 3.

(ii)	Shared power to vote or to direct the vote

See Item 6 on pages 2 and 3.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 on pages 2 and 3.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 on pages 2 and 3.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

CUSIP No. 852234103	13G	Page 6 of 7 Pages

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. 852234103	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 11, 2016

VISA INC.

By:	/s/ Tracey Heaton
Name:	Tracey Heaton
Title:	SVP, Chief Counsel, Corporate & Asst. Secretary

VISA INTERNATIONAL SERVICES ASSOCIATION

By:	/s/ Douglas Stewart
Name:	Douglas Stewart
Title:	VP, Securities & Asst. Secretary